April 25, 2006

Via EDGAR Transmission and Fax

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005 and

Form 8-K filed January 25, 2006

SEC File No. 000-50838

Dear Ms. Tillan:

On behalf of NetLogic Microsystems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated April 5, 2006 and concerning the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 and Form 8-K filed on January 25, 2006. For your convenience, we have included the Staff’s comments in italics immediately before each of our responses. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Response to Staff’s Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

1. We noted that you entered into a master purchase agreement with Cisco on November 7, 2005. We also note that in 2005, 2004 and 2003, Cisco, including its contract manufacturers, accounted for 74%, 73% and 34% of your total revenue, respectively, per page 14. As such, the significant terms of this agreement may have a material impact upon the company due to the significance of your sales to Cisco. Under the agreement you increased the terms of your standard product warranty from one year to include three years and, in the case of epidemic failures, for five years and included certain indemnification obligations. We also note that you have an obligation to use your best efforts to meet Cisco’s stated cost reduction targets and to provide to Cisco all price decreases that you achieve. If there is a reasonable likelihood that your reported financial information is not indicative of your future financial condition or future operating performance appropriate disclosure in MD&A should be considered and may be required. You should consider the extent of variability in earnings and cash flow, and provide disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. You also should consider whether the economic characteristics of any of your business arrangements materially impact your results of operations or liquidity in a structured or unusual fashion, where disclosure would be necessary to understand the amounts depicted in the financial statements. See Item 303 of Regulation S-K and related interpretations including Release 33-8350.

Response:

Entering into a master purchase agreement with Cisco in November 2005 did not have a material impact on our results of operations or financial condition given that the agreement merely formalized our relationship with Cisco, which had been defined on a purchase order basis prior to the signing of the master purchase agreement.

Further, the extension of the warranty period to as much as five years (in the case of epidemic failure) did not and is not expected to impact our results of operations or financial condition based on our warranty analysis, which included an evaluation of our historical warranty cost information and experience.

We remain mindful of the provisions of Item 303 of Regulation S-K and the interpretations set forth in Release 33-8350. In future filings we will expand our disclosure in our MD&A to include the potential impact that significant business arrangements could have on our results of operations, financial conditions and cash flows accordingly.

2. We noted that your product revenue increased 75.1 % between 2005 and 2004 and 366.4% between 2004 and 2003. You attribute the increase to “growth” in sales due to an increase in unit shipments of more than 138% between 2005 and 2004 and 600% between 2004 and 2003. Per Item 303(1)(3)(ii), you should “provide a narrative

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

discussion of the extent to which such increases a attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.” Under SAB Topic 13.B, “changes in revenue should not be evaluated solely in terms of volume and price changes but should also include an analysis of the reasons and factors contributing to the increase or decrease.” Per Release 30-8350, “a thorough analysis often will involve discussion both the intermediate effects of those matters and the reasons underlying those intermediate effects.” And under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes “where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases of decreases in net sales or revenue.” As such, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable.

Response:

Revenue from new products did not have a material impact on the increase in our revenue in those years presented. In fact, 97% and 98% of the revenue increase in 2005 and 2004, respectively, was accounted for by our current product (NL5000 knowledge-based processors). In addition, the revenue from new products in 2005 and 2004 was 1% or less. The increase in revenue in 2005 and 2004 was driven by the increase in volume of unit shipments of NL5000 products.

In future filings, we will expand our disclosure to explain the reasons for changes in our revenue in accordance with Item 303 of Regulation S-K and the interpretations set forth in Release 33-8350 as appropriate.

Item 8. Financial Statements and Supplementary Data, page 51

Consolidated Statements of Operations, page 55

3. We note the presentation of stock-based compensation as a separate line item in this statement. Note that the expense related to share-based payment arrangements should be classified in the same line or lines as cash compensation paid to employees. Please revise future filings to properly reflect stock-based compensation as research and development and selling, general and administrative expenses, as appropriate. As indicated in SAB Topic 14-F, you may present the related compensation changes in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Alternatively, please tell us how your current presentation complies with SAB Topic 14-F or other applicable literature.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Response:

In future filings we will properly reflect stock-based compensation as research and development and selling, general and administrative expenses.

Note 1 – The Company and Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 58

4. Please refer to your discussion in the last paragraph on page 20 and respond to the following comments:

We noted that you do not recognize revenue from distributors until “the distributor sells product to end customers.” We note no discussion of this aspect of your policy in y our revenue recognition footnote. Please tell us and revise future filings to clarify your obligations under distributor arrangements and y our related revenue recognition policy.

Please tell us the significant terms of your arrangements with distributors (including Cypress distributor). Discuss payment terms, rights of return, exchange or other significant matters. Please also tell us about any repurchase arrangement you have with distributors. Tell us the point at which your obligations to accept returns from the Cypress distributor has “substantially expired” Refer to paragraph 6 of SFAS 48.

Please tell us why you defer recognition of revenue until the distributor sells the product to the end customer. Include a discussion of the factors that cause you to defer recognition at the point of shipment and the factors that cause you to believe that the appropriate point to recognize revenue is upon sale to the end customer.

Please tell us how you account for the return obligations related to the Cypress distributor given that the distributor has “sole authority” to accept returns from end customers. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please specifically address paragraphs 6(f) and 8 of SFAS 48 and Question 1 of SAB Topic 13.A.4 (b).

To the extent practicable, quantify the expected impact of sales through the Cypress distributor on your current and future operations.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Response:

The term “Cypress distributor” refers to a distributor with whom we signed an agreement after we acquired assets of the network search engine business of Cypress Semiconductor Corporation on February 15, 2006. We did not have any distributor arrangements prior to February 15, 2006. As such, a discussion of distributor revenue recognition was not included in our revenue recognition footnote to the consolidated financial statements for the year ended December 31, 2005.

With respect to the new distributor arrangement we entered into in February 2006, we advise that we provide the distributor with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated inventory allowances is established at the time of our revenue recognition based on a fixed percentage of sales to the distributor authorized and agreed to by us and is recorded as a reduction of revenue.

In the future, we may grant price allowances to the distributor for price decreases. In this event, we intend to establish a reserve for estimated price allowances at the time of our revenue recognition based on historical experience, which is recorded as a reduction of revenue.

Further, we believe it is appropriate for us to defer recognition of revenue until the distributor sells the product to the end customer for the following reasons:

•	Our price to the distributor is not substantially fixed or determinable at the time of sale to the distributor. This is because the distributor is entitled to price allowances until the purchased inventory has been sold through to the end customer.

•	The amount of future returns cannot be reasonably estimated. We provide the distributor rights of return until the inventory has been sold through to our end customer. Due to our limited history with the distributor under this arrangement, we cannot reasonably estimate the amount of sales return at the time of sale to the distributor.

For these reasons, we believe that we do not meet the requirement for revenue recognition under SFAS 48 and SAB 104 until the distributor sells the product to the end customer, and therefore it is appropriate for us to defer recognition of revenue until the distributor sells the product to the end customer.

Our arrangement with this distributor does not give the distributor “sole authority” to accept returns from the end customer. The distributor’s only right of return relates to inventory that has not been sold through to the end customer.

We will include a discussion of obligations under distributor arrangements and our related revenue recognition policy in future filings.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

5. We note from page 39 that you recognize revenue at the time of shipment to your international stocking sales representatives. Please tell us about the nature of your relationship with ISSRs. Discuss how you determine whether the ISSR may be acting as a sales representative and therefore receive a commission on the sale of your products as discussed on page 13. Discuss how you determine the appropriate point at which title has transferred for sales to the ISSR when they are and when they are not acting as a sales representative. Discuss how you record revenues and related costs in each case and why.

Response:

We respectfully advise the Staff that our ISSRs are independent entities that assist us in identifying and servicing foreign OEM customers and generally purchase our products directly from us for resale to OEMs or contract manufacturers located outside of the U.S. To date, all of our ISSRs act as stocking representative (i.e., they purchase product from us and resell it to an end customer) and do not receive commissions. Therefore, they earn margin on the difference between the price at which we sell product to them and the price at which they sell it to the end customer. The price to the end customer is determined at the sole discretion of the ISSR. Our ISSRs exclusively service a particular foreign region or customer base, and purchase our products pursuant to cancelable and re-schedulable purchase orders containing our standard product warranty provisions for defects in materials, workmanship and product performance. Defective products may be returned for their purchase price or for replacement, at our option.

We recognize revenue from the sale of our products to ISSRs upon shipment. We believe that revenue recognition at the time of shipment is appropriate for the following reasons:

•	The title and risk of loss for the products shipped passes to ISSRs upon shipment under the terms of our contract of sale;

•	The price of products sold is fixed at the time of shipment;

•	We have no additional contractual obligations to ISSRs beyond shipment of products;

•	Collectibility of payment for the amount of revenue recognized is reasonably assured; and

•	ISSRs do not have rights of return, except for defective items which are covered under the warranty terms.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Risks and Uncertainties and Concentration of Credit Risk, page 59

6. We note that you have indemnified Cisco for certain costs. Please revise to provide all of the disclosures required by FIN 45. Please also tell us and disclose whether the terms of your November 2005 master purchase agreement include sales made to Cisco’s contract manufactures. Please tell us how you are accounting for the indemnification and cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Response:

The terms of our November 2005 master purchase agreement include sales made to Cisco’s contract manufacturers.

FIN 45 requires that upon issuance of a guarantee, an entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. We believe that the indemnification clause included in our master purchase agreement with Cisco is not subject to FIN 45’s initial recognition and measurement as it is a guarantee for which the underlying obligation is related to the performance of our products that are sold to Cisco and Cisco’s contract manufacturers (i.e., product warranties).

However, we agree with the Staff’s comment that the disclosure regarding this indemnification should be made as required by FIN 45. Accordingly, in our future filings we will include a disclosure of Cisco’s indemnification clause in the “Risks and Uncertainties and Concentration of Credit Risk” section.

Form 8-K filed January 25, 2006

7. We noted that you present non-GAAP measures in the form of pro forma statements of operations. This format may be confusing to investors as it reflects non-GAAP measures which have not been otherwise described to investors. In fact, it appears that management does not use all of these non-GAAP measures. To eliminate investor confusion, please disclose only those non-GAAP measures used by management that you wish to highlight for your investors, with the appropriate disclosures and reconciliation of such measures.

Response:

In future disclosures of non-GAAP measures we will present only those non-GAAP measures used by management that we wish to highlight for our investors, with the appropriate disclosures and reconciliation of such measures.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

8. In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings please do not use the titles or descriptions for your non-GAAP financial measures that are the same as, or confusingly similar to, titles of descriptions used for GAAP financial measures.

Response:

In future filings we will avoid the use of titles or descriptions for our non-GAAP financial measures that are the same as, or confusingly similar to, titles of descriptions used for GAAP financial measures, and we will no longer refer to our non-GAAP information as “pro forma” results.

9. Under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with the following:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•	A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure or measures calculated and presented in accordance with GAAP;

•	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purpose, if any, for which the registrant’s management uses the non-GAAP financial measure.

This applies to every amount that you present as a non-GAAP measure including shares and per share amounts. When you present a statement of non-GAAP measures, please note that each measure in the statement represents a non-GAAP measure for which you should provide the required disclosures. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for each non-GAAP measure you present, including your non-GAAP measures for the third quarter of 2005. Please revise future filings to comply and provide us with a sample of your proposed disclosure.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Response:

In the future, we will exclude the presentation of a full non-GAAP statement of operations from our press release and related Form 8-K. Instead, we will provide individual reconciliations of net income (loss) and diluted earnings (loss) per share, which are the measures that management uses, in the section on “Non-GAAP Financial Information.” This section will also contain succinct and appropriate disclosure of why management believes that each non-GAAP measure could be useful to investors. Because the non-GAAP measures of adjusted net income (loss) and diluted earnings (loss) per share are essentially measures of the same net profitability performance, we intend to combine the explanation of these two measures into a single disclosure.

As requested, in Attachment 1 we have included the pertinent sections of our press release and Form 8-K to be filed on April 26, 2006 reflecting this new approach.

10. While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP measure and similar consideration may apply under Item 12 of Form 8-K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure;

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

In our future filings subject to Item 10(e) of Regulation S-K we intend to adhere to the requirements of the regulation. We will consider the extent to which similar considerations also apply to filed reports and press releases subject to Regulation G and modify the disclosures accordingly.

In further response to your letter dated April 5, 2006, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Should you have any questions or additional comments regarding our response to the Staff’s comments, the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 or Form 8-K filed on January 25, 2006, please contact me at (650) 961-6676, extension 168.

Very truly yours,

/s/ Donald Witmer

Chief Financial Officer

cc:	Alan Kalin, Esq.

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Attachment 1

Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), this announcement of operating results contains non-GAAP financial measures that exclude the income statement effects of stock-based compensation, amortization of intangible assets, an in-process research and development charge and a fair value adjustment of the acquired invenotry resulting from the acquisition of NSE assets of Cypress Semiconductor Corporation and the effects of our adoption of SFAS 123R upon the number of diluted shares used in calculating non-GAAP earnings per share.

We exclude stock-based compensation to calculate non-GAAP net income and non-GAAP earnings per share for Q1-06 to allow for a better comparison of results in the current period to those in prior periods that did not include FAS 123(R) stock-based compensation.

In addition, we exclude amortization of intangibles, an in-process research and development charge and a fair value adjustment related to acquired inventory resulting from our recent acquisition of Cypress’ NSE assets. These are one-time expenses associated with the cost of the acquisition and will not impact operational decisions to be made by management. We exclude these items to calculate the non-GAAP financial measures used by management because management does not consider these charges part of the day-to-day business or reflective of the core operational activities of the Company as they result from corporate transactions outside the ordinary course of business. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate the Company’s current performance.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures. For additional information regarding these non-GAAP financial measures, and management’s explanation of why it considers such measures to be useful, refer to the Form 8-K dated April 26, 2006 that we have submitted to the Securities and Exchange Commission.

NETLOGIC MICROSYSTEMS, INC.

RECONCILIATION OF GAAP NET INCOME (LOSS) TO

NON-GAAP NET INCOME (LOSS)

(IN THOUSANDS)

(UNAUDITED)

	Three months ended
	March 31, 2006	December 31, 2005
GAAP net income (loss)	$(7,325)	$4,983

Reconciling items:
Stock-based compensation	2,532	354
In-process research and development	10,700	—
Amortization of intangible assets	372	—
Fair value adjustment related to the inventory acquired from Cypress Semiconductor Corp.	96	—

Pro forma net income (loss)	$6,375	$5,337

NETLOGIC MICROSYSTEMS, INC.
RECONCILIATION OF GAAP DILUTED NET INCOME (LOSS) PER SHARE TO
NON-GAAP DILUTED NET INCOME (LOSS) PER SHARE
(UNAUDITED)

	Three months ended
	March 31, 2006	December 31, 2005
Diluted:

GAAP net income (loss) per share	$(0.39)	$0.26

Reconciling items:
Stock-based compensation	0.12	0.01
In-process research and development	0.52	—
Amortization of intangible assets	0.02	—
Fair value adjustment related to the inventory acquired from Cypress Semiconductor Corp.	—	—
Difference in shares count between diluted GAAP and diluted non-GAAP calculations	0.04	—

Non-GAAP net income (loss ) per share - Diluted	$0.31	$0.27

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Attachment 1 (continued)

Item 2.02. Results of Operations and Financial Condition.

On April 26, 2006, NetLogic Microsystems, Inc., or the Company, issued a press release announcing its financial results for the first fiscal quarter ended March 31, 2006, which is attached as Exhibit 99.1. The press release should be read in conjunction with the statements regarding forward-looking statements, which are included in the text of the press release.

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures that exclude the income statement effects of stock-based compensation, as well as nonrecurring non-cash expenses discussed in the earnings release and the effects of the Company’s adoption of SFAS123R upon the number of diluted shares used in calculating non-GAAP earnings per share. The Company has applied the modified prospective method of adoption of SFAS123R, under which the effects of SFAS123R are reflected in the company’s GAAP financial statement presentations for and after the first quarter of 2006, but are not reflected in results for prior periods. Management of the Company primarily reviews gross margin, operating expenses (research and development and sales, general and administrative), operating income, net income and earnings per share (EPS) exclusive of share-based compensation (and other non-cash items) for planning and forecasting future periods. Because management reviews these financial measures calculated without taking into account these items, these financial measures are treated as “non-GAAP financial measures” under Securities and Exchange Commission rules. Management uses the non-GAAP financial measures for internal managerial purposes, to evaluate the Company’s performance over comparable periods, and to compare the Company’s results to those of other companies in its sector. In addition, management cites these measures when publicly disclosing forward-looking statements about expected future results of operations.

Management and the Board of Directors will continue to compare the company’s historical consolidated results of operations (revenue, gross margin, research and development, selling, general and administrative expenses, operating income as well as net income and EPS), excluding share-based compensation (and certain nonrecurring non-cash items) to assess the business and compare operating results to the Company’s performance objectives. For example, the Company’s budgeting and planning process utilizes these non-GAAP financial measures, along with other types of financial information. Also, profit-dependent cash incentive pay to eligible employees, including senior management, is calculated with reference to operating results excluding all share-based compensation and certain nonrecurring non-cash items. For example, the bonus pool under the Company’s Incentive Bonus Plan for fiscal 2006 is calculated as 5.5% of net income for fiscal 2006, excluding these non-cash expenses.

The Company discloses these non-GAAP financial measures to the public as an additional means by which investors can assess the Company’s performance and to identify the Company’s operating results for investors on the same basis applied by management. With the recent adoption of SFAS123R, the Company believes that these non-GAAP financial measures can increase investors’ understanding of the impact of stock-based compensation expense and other adjustments associated with the application of SFAS123R and relate them to prior periods.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures in the press release attached as Exhibit 99.1

Ms. Kate Tillan

Securities and Exchange Commission

April 25, 2006

Moreover, although these non-GAAP financial measures adjust expense, and diluted share items to exclude the accounting treatment of share-based compensation, they should not be viewed as a pro forma presentation reflecting the elimination of the underlying share-based compensation programs, as those programs are an important element of the company’s compensation structure and generally accepted accounting principles indicate that all forms of share-based payments should be valued and included as appropriate in results of operations. Management believes these expenses are a material part of the Company’s operating results and takes into account the dilutive effect of the Company’s share-based compensation arrangements on the Company’s basic and diluted earnings per share calculations in its financial planning and evaluations of the Company’s financial performance.

The information contained in this report and the exhibit attached hereto is furnished solely pursuant to Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information contained herein and the exhibit attached hereto shall not be incorporated by reference into any filing with the Securities and Exchange Commission made by NetLogic Microsystems, Inc., whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.